Exhibit 8.1

List of subsidiaries, VIEs and VIEs’ subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Sunlands Online Education HK Limited	Hong Kong
Tianjing Studyvip Education Co., Limited	PRC
Wuhan Studyvip Online Education Co., Limited	PRC
Wuhan Shangde Online Education Technology Co., Ltd	PRC
Chengdu Xinketang Culture Communication Co., Ltd	PRC

VIEs	Place of Incorporation
Beijing Shangde Online Education Technology Co., Ltd.	PRC
Tianjin Shangde Online Education Technology Co., Ltd.	PRC

VIEs’ subsidiaries	Place of Incorporation
Beijing Shangzhi Jiaye Education Technology Co., Ltd.	PRC
Beijing Shangren Chongye Education Technology Co., Ltd.	PRC
Guangdong Shangde Online Education Technology Co., Ltd.	PRC
Guangzhou Shangzhi Side Education Technology Co., Ltd.	PRC
Guangzhou Youhe Self-study Training School	PRC
Beijing Heikuaima Education Technology Co., Ltd.	PRC
Shanghai Shangchi Education Technology Co., Ltd.	PRC
Shanghai Shangchi Institute	PRC